United States securities and exchange commission logo





             June 2, 2022

       Christopher Seveney
       President, CEO and CFO
       CWS Investments Inc
       5242 Port Royal Rd #1785
       North Springfield, VA 22151

                                                        Re: CWS Investments Inc
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed May 20, 2022
                                                            File No. 024-11857

       Dear Mr. Seveney:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 29, 2022 letter.
 Christopher Seveney
FirstName  LastNameChristopher Seveney
CWS Investments  Inc
Comapany
June 2, 2022NameCWS Investments Inc
June 2,
Page 2 2022 Page 2
FirstName LastName
Amendment No. 1 to Form 1-A filed May 20, 2022

Cover Page

1. We note your response to our prior comment 1 and your revised offer structure. Please confirm that investors will be informed how many bonus shares they would actually receive, if any, and could then decide whether or not to invest in the offering. In this regard, we note that "[T]here are 525,000 Bonus Shares available on a first come, first served basis. No other bonus shares will be issued as part of this Offering." To the extent that any investor would otherwise be eligible to receive bonus units but for the fact that you had already issued all 525,000 bonus units, please confirm that you will inform these investors that they will not receive the full amount of bonus shares, or any, and confirm that they will be given the opportunity to decide whether or not to invest in the offering.
Risks Related to the Company's Limited Operating History, page 8

2. We note your response to comment 2 regarding your intent to operate your business in order to maintain an exemption from the registration requirements of the Investment
         Company Act of 1940 (the    1940 Act   ) and have the following
follow-up comments:

                We note that you have added disclosure about the Company   s
intention to rely on the
              exclusion under section 3(c)(5)(C) from the definition of
investment company.
              The prior disclosure discussed the definition of    investment
company    under section
              3(a)(1)(C). Please integrate the new and old disclosures so that
the Company   s
              intended status under the 1940 Act is clear and the various provisions are connected
              for example: (i) a description of the 1940 Act, (ii) how an entity can be an investment
              company under section 3(a), (iii) whether the Company and its
Controlled
              Subsidiaries will, in your view, be investment companies and, if so, the exclusions or
              exemptions that you intend to apply, and (iv) the consequences of registration. As
              part of the integration, please refer to the 1940 Act using that
term or    the Investment
              Company Act,    but not both.
                Please revise your description of any    guidance    so that it
is clear that such guidance
              is issued by the staff of the Commission, and not the Commission itself. Please note
              that any such guidance (including the Redwood Trust no-action letter) is an
              interpretative position of the staff and does not impose a rule or regulation on any
              person such that the Company must    adhere    to any position.
We would recommend
              describing the Company   s plan as to    operate in accordance
with the guidance of
              SEC staff    or something similar. In addition, please note that
the Redwood Trust no-
              action letter is a staff position describing an intent not to recommend enforcement
              action. Please describe the letter as a    staff no-action letter
   throughout.
                Please make your description of the Company   s intended
investments consistent with
              other language used in this Offering Circular. For example, in the Summary section,
              the description of investments includes a reference to
smaller, multi-family
              residential properties    and states that the Company will
typically    only invest in first
 Christopher Seveney
CWS Investments Inc
June 2, 2022
Page 3
           mortgages. The Summary omits any description of    conservative loan
to value
           characteristics    and any reference to whether mortgages will be
fully secured or
           partially secured.
             Please add language to the effect that shareholders will not be entitled to the
           substantive protections of the 1940 Act.
Risks Related to an Investment in our Preferred Stock, page 12

3. Please include a new risk factor on the risk that your bonus shares program will effectively give certain investors a discount on their investment. Also include a discussion of the limited pool of bonus shares.
Plan of Distribution
Bonus Shares Availability, page 23

4. Please revise the table to include the effective price paid at each discount level by investors receiving the bonus shares.
      Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at
(202) 551-
3234 with any questions.



                                                             Sincerely,
FirstName LastNameChristopher Seveney
                                                             Division of
Corporation Finance
Comapany NameCWS Investments Inc
                                                             Office of Finance
June 2, 2022 Page 3
cc:       Brian Gallagher
FirstName LastName